Exhibit 99.2

Scailex Corporation Ltd. (“the Company”)

16 Shenkar Street (Entrance B.), Herzliya Pituach, P.O.B. 12423, 46733 Israel
Telephone: + 972.9.961.0900 • Fax: + 972.9.961.0912

July 1, 2008

Securities Authority	The Tel-Aviv Stock Exchange Ltd.
22 Kanfei Nesharim Street	54 Ehad Ha'am Street
Jerusalem 95464	Tel-Aviv 65202
(via "Magna")	(via "Magna")

Dear Mr./Ms.,

Re: Immediate Report of an Event or Matter Outside of the
Corporation's Normal Course of Business
(Regulation 36(a) of the Securities Regulations (Immediate and Periodic Reports), 5730 - 1970)

Further to the Company's Immediate Report of today, July 1, 2008 (reference number 2008-01-187866), regarding the closing of the transaction (the "Petroleum Transaction") for the sale of all of the Company's holdings of Petroleum Capital Holdings Ltd. ("PCH") to Israel Petrochemical Enterprises Ltd. ("IPE"), and regarding the closing of the agreement between IPE and Suny Electronics Ltd. (the "Suny Transaction"), the Company hereby reports that it has received the entire consideration for the Petroleum Transaction at an aggregate total in cash of approximately ILS 1,145.3 thousand, upon the completion of the recording procedures involved in the Suny Transaction and the transfer of the consideration in respect of this transaction as well.

Sincerely, Scailex Corporation Ltd.